January 3, 2008

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

RE:           International Shipholding Corporation
Form 10-K for the fiscal year ended December 31, 2006
Filed March 9, 2007
Commission File No. 001-10852

Dear Sir or Madam:

By letter dated December 21, 2007 (the “Comment Letter”) from the Staff to International Shipholding Corporation, the Staff provided certain comments with respect to the Form 10-K Annual Report for the fiscal year ended December 31, 2006.  In responding to those comments, we have reproduced below the full text of the Staff’s comments followed by our response.  In this letter, the terms “we,” “us,” “our,” and “the Company” refer to International Shipholding Corporation and its subsidiaries.

Form 10-K for the year ended December 31, 2006

Comment 1:

We note from your amended Form 10-K includes the audited financial statements of BSH for the year ended December 31, 2005 and the unaudited financial statements of BSH for the year ended December 31, 2004 and the nine months ended September 30, 2006. Please note that financial statements filed under Rule 3-09 of Regulation S-X whether audited or unaudited, should include a complete set of financial statements. Please revise to include the statements of cash flows, statements of changes in stockholders equity, and if possible, notes to the financial statements for year ended December 31, 2004 and nine months ended September 30, 2006.

Response:

In connection with filing our Form 10-K Annual Report for the fiscal year ended December 31, 2007, we will include a complete set of financial statements for BSH, including notes, for year ended December 31, 2004.  However, the only BSH financial statements that we have for nine months ended September 30, 2006 are the unaudited Balance Sheet and Statement of Income, which we have previously filed.  As we have previously reported, we have requested additional information from BSH officers, but were denied. Moreover, BSH has no legal or contractual commitment to provide additional data.  As such, we believe we have taken all steps within our  reasonable control  to provide information under Regulation S-X.

If there are any other questions regarding the above response, please do not hesitate to contact me at (251)243-9082.

                                Sincerely yours,

                                                                 INTERNATIONAL SHIPHOLDING CORPORATION

                               /s/ Manuel G. Estrada
 Manuel G. Estrada
 Vice President and Chief Financial Officer